

April 26, 2013

<u>Via U.S. Mail</u>
Peter DiMurro
Chief Executive Officer
Brookfield Resources, Inc.
5045 Orbitor Drive
Building 10, Suite 200
Mississauga, Ontario, Canada L4W-4Y4

> **Re: Brookfield Resources, Inc. (f/k/a Movie Trailer Galaxy, Inc.)**
> **Current Report on Form 8-K**
> **Filed October 1, 2012**
> **File No. 333-169970**

Dear Mr. DiMurro:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director